TEXOLA ENERGY CORPORATION
206 – 475 Howe Street
Vancouver, BC V6C 2B3

February 5, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
USA

Attention: Kelly McCusker

Dear Sirs/Mesdames:

Re:	Texola Energy Corporation (the “Company”)
Form 10-KSB for the year ended December 31, 2005 and Form
10-QSB for the quarter ended September 30, 2006 (the “Filings”)
File No. 000-51361

     Thank you for your letter dated December 21, 2006 (the “Letter”) with respect to the Filings. The Company writes to formally request an extension of the 10 business days referred to in the Letter to February 7, 2007. This extension will provide sufficient time for the Company to revise the Filings, receive approval from the Company’s auditors, and file the revised Filings via Edgar. Thank you for your patience in this matter. Should you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

TEXOLA ENERGY CORPORATION

Per:	/s/ Thornton Donaldson
Authorized Signatory
Name: Thornton Donaldson
Title: President, Secretary, Treasurer and Director